November 5, 2014	News Release 14-20
SILVER STANDARD REPORTS THIRD QUARTER 2014 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the third quarter ended September 30, 2014.

“The third quarter was another significant quarter for us,” said John Smith, President and CEO. “We delivered the Marigold life of mine plan to the market with robust mine economics and opportunities for mine life extension. Our solid production and cost results have positioned us well to exceed production guidance at Marigold and meet our production guidance at Pirquitas. We continue to demonstrate our ability to manage our business through all phases of the price cycle. Our efforts are focused on driving down costs, continuing our operational excellence programs and maintaining a strong balance sheet to maximize value for shareholders.”

Third Quarter 2014 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Delivered record quarterly silver production: Produced 2.6 million ounces of silver, 25% higher than the previous quarter.

▪
Exceeded gold production forecast: Produced 40,442 ounces of gold, 83% higher than the previous quarter and 23% higher than the third quarter guidance of 33,000 ounces. As a result, Marigold's production guidance has been revised higher.

▪
Achieved operating efficiencies at Marigold: Reported cash costs of $997 per payable ounce of gold sold, a reduction from $1,103 in the second quarter of 2014, demonstrating efficiencies in the mining operation.

▪	Demonstrated consistent cost performance at Pirquitas: Reported cash costs of $12.22 per payable ounce of silver sold, in line with our lowered 2014 cost guidance.

▪	Increased liquidity: Cash balance of $135.2 million, an increase of $33.0 million, due to positive operating cash flow, sale of marketable securities and VAT recoveries.

▪
Completed Marigold life of mine plan: Subsequent to quarter end, announced robust economics with an after-tax net present value of $419 million assuming $1,300 per ounce of gold and a 5% discount rate.

▪
Expanded Marigold exploration program: Completed the first 14,408 meters of an expanded 23,900 meter exploration program at Marigold with 56 of 83 holes intercepting gold mineralization exceeding Mineral Resources cut-off grade and width criteria.

Pirquitas mine, Argentina

	Three months ended
Operating data	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Total material mined (kt)	4,315	4,052	4,208	4,277	4,465
Waste removed (kt)	3,831	3,550	3,840	3,753	4,087
Strip ratio	7.9	7.1	10.4	7.2	10.8
Silver mined grade (g/t)	160	167	163	178	128
Zinc mined grade (%)	1.36	2.07	1.94	2.67	2.41
Mining cost ($/t mined)	2.93	2.80	2.40	2.90	2.77
Ore milled (kt)	407	402	406	420	394
Silver mill feed grade (g/t)	248	213	204	228	215
Zinc mill feed grade (%)	1.79	2.19	2.02	2.12	1.91
Processing cost ($/t milled)	23.30	21.13	20.09	20.74	22.51
Silver recovery (%)	78.7	74.3	72.1	73.9	74.6
Zinc recovery (%) (1)	43.8	48.0	48.9	53.0	47.0

Silver produced ('000 oz)	2,551	2,042	1,918	2,281	2,028
Zinc produced ('000 lbs) (1)	7,030	9,319	8,844	10,307	7,818
Silver sold ('000 oz)	1,859	1,926	1,596	2,499	1,969
Zinc sold ('000 lbs) (1)	8,062	5,307	10,227	14,208	4,952

Realized silver price ($/oz) (2)	19.99	19.89	20.38	20.79	21.38

Cash costs ($/oz) (2)	12.22	12.18	12.36	11.75	13.32
Total costs ($/oz) (2)	17.11	16.34	17.42	17.75	21.24

Financial data ($000s)
Revenue	30,874	36,261	33,736	49,026	43,944
Income (loss) from mine operations	(308)	7,758	5,924	3,985	5,732
Capital investments (3)	2,376	3,200	2,514	6,950	7,184
Exploration expenditures	173	1,125	140	143	748

(1)	Data for zinc recoveries, production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)	We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(3)	Excluding deferred stripping.

Mine production

The Pirquitas mine produced 2.6 million ounces of silver during the third quarter of 2014, which is a 25% quarter-on-quarter increase, and is on track to meet full year guidance. The quarter-on-quarter increase in silver production was due to the increase in mill feed grade and better silver recoveries. The Pirquitas mine produced 7.0 million pounds of zinc in zinc concentrate in the third quarter of 2014, a 25% quarter-on-quarter decrease reflecting a lower average mine grade and lower recovery as expected.

Approximately 407,000 tonnes of ore were milled during the third quarter of 2014, compared to 402,000 tonnes in the second quarter of 2014. Ore was milled at an average rate of 4,420 tonnes per day during the third quarter of 2014, 11% above the mill’s nominal design, consistent with the average milling rate of 4,423 tonnes per day in the second quarter of 2014.

Ore milled during the third quarter of 2014 contained an average silver grade of 248 g/t, higher than the 213 g/t reported in the second quarter of 2014. The increase in milled grade was due to blending mine feed with previously mined stockpiled material. The average silver recovery rate of 78.7% was higher than the second quarter recovery rate of 74.3% due to a greater proportion of fresh sulphide ore being milled.

Mine operating costs

We further advanced our continuous improvement initiatives at the Pirquitas mine after completing a cost restructuring at the operation through late 2013.

Cash costs, which include cost of inventory (excluding adjustments for write downs and one-off restructuring costs), treatment and refining costs, and by-product credits, were $12.22 per payable ounce of silver sold in the third quarter of 2014 compared to $12.18 per payable ounce of silver sold in the second quarter of 2014. Cash costs in the third quarter of 2014 remain in line with our previously lowered 2014 cost guidance.

Unit costs remained similar to Q2 due to higher total spend required to achieve the higher production levels, in part caused by longer hauls, higher fuel burns and higher mobile maintenance costs. Additional contractor use was also required to conduct some plant maintenance activities.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $17.11 per payable ounce of silver sold in the third quarter of 2014 slightly above $16.34 per payable ounce of silver sold in the second quarter of 2014. Depletion, depreciation and amortization was comparable on a per unit sold basis in the third quarter of 2014 compared to the second quarter of 2014, whereas the silver export duties were slightly higher than in the previous quarter due to timing of shipments.

The mine remains focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment.

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

In the third quarter of 2014, we sold 1.9 million ounces of silver, equal to our sales in the second quarter of 2014, and 8.1 million pounds of zinc in the third quarter of 2014, compared to 5.3 million pounds sold in the second quarter of 2014. We expect shipments of concentrate to approximate production in 2014, however, due to timing in certain contract terms, sales recognized are expected to be below production.

Exploration

At Pirquitas we are focused on brownfields exploration to replace Mineral Reserves and Mineral Resources and to extend the life of current operations.  In support of these activities we have secured access to explore an extensive adjacent property, which increases our land position by 4,417 hectares. We have commenced a field exploration program, which has to date defined five prospective areas with drill targets, located within a 3 kilometer radius of the active open pit. These targets hold potential for silver-zinc mineralization in open pit configurations. Initial drill testing on these areas is planned for the fourth quarter of 2014.

Marigold mine, U.S.

	Three months ended
Operating data	September 30 2014	June 30 2014 (2)
Total material mined (kt)	18,832	18,338
Waste removed (kt)	13,821	15,986
Strip ratio	2.8	6.8
Mining cost ($/t mined)	1.61	1.70
Total ore stacked (kt)	5,011	2,352
Gold stacked grade (g/t)	0.53	0.34
Processing cost ($/t processed)	0.86	1.59
Gold recovery (%)	73.0	73.0

Gold produced (oz)	40,442	22,060
Gold sold (oz)	38,245	21,990

Realized gold price ($/oz) (1)	1,267	1,285

Cash costs ($/oz) (1)	997	1,103
Total costs ($/oz) (1)	1,095	1,135

Financial data ($000s)
Revenue	48,395	28,026
Income from mine operations	6,566	3,264
Capital investments (3)	4,486	2,296
Exploration expenditures	796	458

(1)	We report non-GAAP cost per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)
Data presented in this table is for the period April 1 to September 30, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. and Barrick Gold Corporation.

(3) Excluding deferred stripping.

Mine production

We produced 40,442 gold ounces in the third quarter of 2014, exceeding our quarterly guidance by approximately 23% and the second quarter production of 22,060 ounces by 83%.

During the third quarter of 2014 the mine moved 18.8 million tonnes of material, of which 5.0 million tonnes of ore were delivered to the heap leach pad at a gold grade of 0.53 g/t. This compares to the 18.3 million tonnes of material moved in the second quarter, of which 2.4 million tonnes of ore containing a gold grade of 0.34 g/t was stacked. As a result, the strip ratio declined significantly to 2.8 from 6.8 in the previous quarter.

Mining activities centered on using the mining fleet for the stripping of overburden and the mining of ore in the Mackay Phase 1 Pit and Terry Phase 2 Pit. In the third quarter of 2014, approximately 86,000 gold ounces were stacked on the pads, 229% more than in the second quarter of 2014, which represents approximately 62,500 recoverable gold ounces.

Mine operating costs

Cash costs in the period remain impacted by the fair value attributed to the acquired leach pad inventory as part of the preliminary purchase price allocation required under IFRS. The entire value attributed to leach pad inventory was considered as a cash component with no allocation to previously incurred depreciation.

Cash costs, which include all costs of inventory, refining costs and royalties, were $997 per payable ounce of gold sold in the third quarter of 2014, compared to $1,103 per payable ounce of gold sold in the second quarter of 2014.

Total costs, which include depreciation, depletion and amortization, were $1,095 per payable ounce of gold sold in the third quarter of 2014, compared to $1,135 per payable ounce of gold sold in the second quarter of 2014. Depreciation, depletion and amortization was higher in the third quarter as the initial inventory acquired did not include any depreciation. As a result, this non-cash component increased over the prior quarter, however, we expect it will trend to normalized levels over the next quarter as depreciation is charged to inventory.

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

A total of 38,245 ounces of gold was sold at an average price of $1,267 per ounce during the third quarter of 2014, an increase of 74% from the 21,990 ounces of gold sold during the second quarter of 2014 at an average price of $1,285 per ounce. The increase in sales is a function of increased production.

Life of mine plan

The life of mine highlights for Marigold, as disclosed in our news release dated October 6, 2014, are as follows:

▪	Mineral Reserves of 2.1 million ounces of gold contained in 129.7 million tonnes at a grade of 0.51 grams per tonne mined over a 13-year operating life.

▪	Indicated Mineral Resources of 4.0 million ounces of gold contained in 243.7 million tonnes at a grade of 0.51 grams per tonne providing strong potential to extend mine life.

▪	Gold production average of 186,700 ounces per year over the nine years of active mining to 2023.

▪	Average annual cash costs of $762 per payable ounce of gold sold and all-in sustaining costs of $986 per payable ounce of gold sold.

▪	Total sustaining capital expenditures of $123 million or $74 per payable ounce of gold sold.

▪	After tax NPV of $419 million, assuming a gold price of $1,300 per ounce and a 5% discount rate.

The technical report required under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) will be filed on or before November 20, 2014.

Exploration

The previously announced exploration program at Marigold was initiated in June 2014 and targets the discovery of near-surface higher grade gold mineralization proximal to the open pits and the upgrading of

Inferred Mineral Resources to Indicated Mineral Resources. In the third quarter of 2014, a total of 83 reverse circulation drill holes, for a total of 14,408 meters, have been drilled and assayed. Of these, 56 drill holes intercepted gold mineralization exceeding Mineral Resources cut-off grade and width criteria. Selected results from the first 76 holes of this program were released to market on October 15, 2014. As a result of the encouraging intercepts, the exploration drill program for 2014 has been extended to a total of 23,900 meters, with a focus on the 5N and 8S areas.

Outlook

This section of the news release provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
Due to better than expected third quarter production performance and forecast stronger fourth quarter production of between 45,000 and 55,000 gold ounces, Marigold's production guidance is increased to between 110,000 and 120,000 ounces of gold. Cash cost and capital guidance remain unchanged.

Guidance for Pirquitas and exploration and development activities is unchanged from that provided in our second quarter 2014 MD&A Outlook. Production guidance at Pirquitas is between 8.2 and 8.6 million ounces of silver and between 25 and 30 million pounds of zinc, with 6.5 million ounces of silver and 25.2 million pounds of zinc produced to the end of the third quarter.

Financial Results

Mine Operations

▪
Revenues were $79.3 million in the third quarter of 2014, compared to $43.9 million in the quarter ended September 30, 2013. Cost of sales was $73.0 million, including $9.4 million of non-cash depletion, depreciation and amortization, in the quarter ended September 30, 2014. This compares to cost of sales of $38.2 million and non-cash depletion, depreciation and amortization of $10.7 million in the quarter ended September 30, 2013.

▪	Income from mine operations was $6.3 million in the third quarter of 2014, compared to income from mine operations of $5.7 million in the quarter ended September 30, 2013.

Net Income

▪	Net loss was $14.7 million, or $0.18 per share, in the third quarter of 2014, compared to net loss of $14.3 million or $0.18 per share in the quarter ended September 30, 2013.

Liquidity

▪
Cash and cash equivalents were $135.2 million at September 30, 2014, compared to $415.7 million as of December 31, 2013. Working capital was $363.4 million at September 30, 2014, compared to $584.1 million at December 31, 2013.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with our management’s discussion and analysis of the financial position and results of operations for the three and nine months ended September 30, 2014 (“MD&A”), the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2014 and September 30, 2013, and the audited consolidated financial statements for the year ended December 31, 2013.

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013
Revenue	79,269	43,944
Income from mine operations	6,258	5,732
Operating loss	(941)	(1,636)
Net loss for the period	(14,665)	(14,306)
Basic loss per share	(0.18)	(0.18)
Cash generated by (used in) operating activities	3,621	(3,935)
Cash generated by (used in) investing activities	31,252	(27,614)
Cash generated by financing activities	—	—

Financial Position	September 30, 2014	December 31, 2013
Cash and cash equivalents	135,174	415,657
Current assets – total	471,317	688,203
Current liabilities – total	107,897	104,124
Working capital	363,420	584,079
Total assets	1,192,994	1,191,241

Review of Projects

Pitarrilla, Mexico

Capitalized expenditures at the Pitarrilla project during the third quarter of 2014 amounted to $0.8 million compared to $2.1 million in the same period of 2013.

Project activities during the first nine months of 2014 have been limited to surface rights acquisition, review of alternative development options and meeting commitments to local communities in the project area.

We have commenced exploration activities on our land holding adjacent to the Pitarrilla deposit, with the view to evaluate the potential for satellite mineralization. This work has defined a number of drill targets which are being evaluated for further work.

The Pitarrilla project remains an important development asset in our portfolio with significant Mineral Resources and Mineral Reserves of silver, lead and zinc and we will continue to evaluate alternative options going forward.

San Luis, Peru

Capitalized expenditures at our wholly-owned San Luis project located in the Ancash Department, Peru, during the three months ended September 30, 2014, amounted to $2.0 million compared to $1.2 million in the comparative period of 2013.

Phase 1 of the initial drill evaluation program in the Bonita Zone comprises 10 diamond drill holes, of which two holes were completed in the third quarter of 2014. These two holes confirm the extension of the mineralized structures to greater than 80 meters below their surface exposures. In the period leading up to the municipal elections, drilling was suspended as issues were raised regarding the application of our exploration agreement to the area required for exploration of the Bonita zone. Elections have now been held and we are in discussions with the community leaders to confirm our agreement and re-commence drilling.

Qualified Persons
The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, B.Sc. (Hons), ACSM, P.Eng., a Qualified Person under NI 43-101 and our Director of Metallurgy. The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine.

Risks and Uncertainties

For information regarding the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the SEC and Canadian securities regulatory authorities, which is available at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov, and on our website at www.silverstandard.com.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Thursday, November 6, 2014, at 11:00 a.m. EST.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	www.silverstandard.com

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 9883348
All other callers:	+1 (404) 537-3406, replay conference ID 9883348

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,”
or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to successfully integrate announced acquisitions, including the Marigold mine acquisition; future production of silver, gold and other metals; future costs of inventory and cash costs per payable ounce of silver, gold and other metals; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F filed with the SEC and Annual Information Form filed with the Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cost of inventory, cash costs and total costs per payable ounce of silver sold and adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.